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                                                         Filed by aaiPharma Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                                Subject Company:  aaiPharma Inc.
                                                     Commission File No. 0-21185

                                                Subject Company:  CIMA LABS INC.
                                                     Commission File No. 0-24424

         In connection with a proposed business combination transaction, Scarlet Holding Corporation, the holding company in the proposed transaction, intends to file with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors of aaiPharma Inc. ("aaiPharma") and CIMA LABS INC. ("Cima") are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Scarlet Holding Corporation, aaiPharma and Cima and the proposed transaction. Investors may obtain a free copy of these materials (when they are available) and other documents filed by the Holding Company, aaiPharma and Cima with the Securities and Exchange Commission at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus, when it becomes available, also may be obtained from aaiPharma Inc., 2320 Scientific Park Drive, Wilmington, North Carolina 28405 or CIMA LABS INC., 10000 Valley View Road, Eden Prairie, Minnesota 55344. Investors also may access free copies of the documents filed with the SEC by aaiPharma on aaiPharma's website at www.aaiPharma.com or upon written request to aaiPharma at its address listed above, and investors may access free copies of the documents filed with the SEC by Cima on Cima's website at www.cimalabs.com or upon written request to Cima at its address indicated above.

         aaiPharma, Cima and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed business combination. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of aaiPharma's stockholders in connection with the proposed merger is set forth in aaiPharma's proxy statement for its 2003 annual meeting, dated April 8, 2003 and filed with the SEC on April 11, 2003, and information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Cima's stockholders in connection with the proposed transaction is set forth in Cima's proxy statement for its 2003 annual meeting, dated April 14, 2003 and filed with the SEC on April 11, 2003. Additional information about these persons is contained in the Current Reports on Form 8-K filed by aaiPharma and Cima on August 5, 2003.

         Additional information regarding these individuals and any interest they have in the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

         Set forth below are written materials relating to the merger first published on or after the date hereof. These materials contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations and beliefs of the management of aaiPharma and Cima and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in these materials include statements about future financial and operating results, synergies and the proposed merger of aaiPharma and Cima. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed therein.

         Risks and uncertainties pertaining to the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the ability of aaiPharma and Cima to obtain the stockholder and regulatory approvals required for the merger; the new company's ability to successfully integrate the businesses of the two companies; unexpected costs involved in the merger or in the new company's ability to achieve cost-cutting synergies; the impact of uncertainty surrounding the merger on the businesses of the two companies; the impact of competition, new data, supply issues or marketplace trends on the market for the companies' products; deterioration in the business of aaiPharma or Cima prior to closing; technical, regulatory or manufacturing issues, new data or intellectual property disputes that may affect the companies' programs; the ability of the new company to develop and market products in a timely manner; and difficulties in gaining approval of new products. Additional economic, business, competitive and/or regulatory factors affecting aaiPharma's and Cima's businesses generally that may cause actual results to differ materially are discussed in their respective filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended December 31, 2002, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. aaiPharma and Cima do not undertake any obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.



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EMPLOYEE-ONLY WEB SITE COMMUNICATION

August 7, 2003

Dear Colleagues:

On Tuesday we announced a merger between aaiPharma and CIMA Labs (see press release), two unique research and development-based specialty pharmaceutical companies with remarkably complementary business platforms. This exciting transaction accelerates our mutual strategy of maximizing a strong science-base to develop, enhance and commercialize proprietary pharmaceutical brands.

Together, our companies will create a powerful, new science-based specialty pharmaceutical company under the leadership of an experienced management team. We expect this merger will greatly benefit our company by:

         - Adding attractive proprietary technologies-particularly CIMA's fast-dissolve technology--that can be applied to our acquired brands such as Darvocet(tm) to accelerate pipeline development and drive revenue growth;

         - Providing us with even stronger R&D and manufacturing infrastructures through CIMA's dedicated R&D staff of nearly 80 professionals, 1 billion blister tablet manufacturing capacity in 2004, and a total of 950 million bottle tablet manufacturing capacity to be operational in 2004;

         - Further strengthening our industry leading contract development services through complementary relationships with leading pharmaceutical companies including Organon, Astra Zeneca, Wyeth, Novartis and Bristol-Myers Squibb;

         - Boosting our market cap profile to approaching $1B and potentially expanding our shareholder base;

         - Strengthening our balance sheet by significantly lowering our debt and increasing our cash position, which enables us to support further product acquisitions.

With anticipated 2004 revenues of between $405 million and $415 million, and earnings per share target of between $1.25 and $1.30 in 2004, the new company will be better positioned for success in the marketplace, which will also translate into more career opportunities for our employees.

Given the complementary nature of our two organizations, there is little overlap in terms of jobs and facilities. The combined organization will be based in Wilmington, North Carolina. CIMA employs a highly skilled R&D and manufacturing workforce of over 274 employees, based in Minnesota. The employees, intellectual property and facilities of CIMA are an excellent addition to aaiPharma's capabilities, and we will maintain their operations in Minnesota. For more information, please see the Fact Sheet.

Over the next several months, while the integration plans are being finalized and the merger is being reviewed for approval by the various regulatory agencies and our shareholders, we will provide you with additional information about CIMA and aaiPharma, and the benefits of combining our talents and resource. As we move forward, it is critical that we maintain our focus on delivering on our commitments to shareholders and customers, driving sales of our products, commercializing our pipeline and succeeding with projects for our external clients. I will be appointing an integration team shortly, reporting to me, to oversee the merger and ensure that our employees can continue their work with minimal disruption.

This web site is designed to be a clearinghouse for events and information related to the merger. We hope you will find the contents useful and informative. Please use the feedback tool to provide us with comments or ask questions about the merger.

This is a tremendous opportunity for both of our companies to realize our objectives and accelerate our business strategies. I look forward to celebrating this good news with you in the weeks ahead.

Regards,

Dr. Philip S. Tabbiner
President and CEO
aaiPharma









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VOICEMAIL SCRIPT:
----------------
The following voicemail message was recorded and sent to all aaiPharma employees on behalf of Dr. Philip S. Tabbiner, President and CEO of aaiPharma:

This is Phil Tabbiner. I hope by now you have had an opportunity to learn more about our merger with CIMA Labs, which we announced on Tuesday.

Since the announcement I have had the opportunity to meet with employees from both aaiPharma and CIMA and I am pleased to see a high level of excitement reflected in both of our organizations. Our CFO Bill Ginna, Steve Ratoff of CIMA and I are now on the road meeting with investors to tell them more about the merger and our combined strategy.

As we progress with the merger, I encourage you to ask questions and take advantage of the information provided to you. At the same time, we need to stay focused on meeting the needs of our services clients, driving our pipeline forward and the successful sales and marketing of our pharmaceutical brands. Thank you.
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Our Hometowns

EMPLOYEE-ONLY WEB SITE PRESENTATION OF AAIPHARMA FACILITIES




                 Within the SCIENCE lies the MEDICINE that will
                               CHANGE a life.(TM)




                     [Photo of aaiPharma headquarters sign]




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Our Hometowns




                          aaiPharma Headquarters (HQ)
                          Wilmington, North Carolina




              [Photo of aaiPharma headquarters building exterior]



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Our Hometowns





Physical Chemistry at HQ




                         [Photo of aaiPharma scientist]



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Our Hometowns





Micro and Analytical Labs
Hall Street Facilities -- Wilmington, N.C.





                   [Photo of Hall Street Facilities exterior]


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Our Hometowns





Inside Hall Street




                        [Photo of Manufacturing worker]


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Our Hometowns





Solid Dosage Manufacturing Facility
Wilmington, N.C.





            [Photo of Solid Dosage Manufacturing Facility exterior]


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Our Hometowns





Inside Manufacturing





                        [Photo of Manufacturing worker]


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Our Hometowns





Biotech Lab -- Wilmington, N.C.





                    [Photo of Biotech Lab building exterior]


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Our Hometowns





Inside the Biotech Lab





                        [Photo of aaiPharma scientists]



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Our Hometowns





Stability Chambers/Operations
Wilmington, N.C.





           [Photo of Stability Chambers/Operations Facility exterior]


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Our Hometowns





Inside Stability




               [Photo of Interior of Stability Chambers Facility]





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Our Hometowns





aaiPharma's Child Care:
The Learning Center -- Wilmington, N.C.





                [Photo of The Learning Center building exterior]




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Our Hometowns





Phase I Clinic and Labs
Research Triangle Park, NC





              [Photo of Phase I Clinic and Labs building exterior]




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Our Hometowns





Clinical Trials Headquarters
Natick, MA






           [Photo of Clinical Trials Headquarters building exterior]


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Our Hometowns





Sterile Manufacturing Facility
Charleston, SC





               [Photo of Sterile Manufacturing building exterior]


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Our Hometowns





Inside Sterile Manufacturing
Charleston, SC






  [Photo of Sterile Manufacturing Facility interior and aaiPharma scientists]


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Our Hometowns





N. Brunswick, NJ





                          [Photo of Facility exterior]


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Our Hometowns





Inside New Jersey Lab





                     [Photo of Scientists and lab interior]


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Our Hometowns





Inside New Jersey Lab





                     [Photo of Scientists and lab interior]


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Our Hometowns





Development Labs
Kansas City, KS





                 [Photo of Development Labs building exterior]


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Our Hometowns





Inside Kansas City




                        [Photo of Laboratory equipment]





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Our Hometowns





European Headquarters
Neu-Ulm, Germany





               [Photo of European Headquarters building exterior]

Our Hometowns





Inside the Phase I Clinical
Neu-Ulm, Germany





                         [Photo of Laboratory interior]

Our Hometowns





Inside the Lab in Neu-Ulm, Germany






                         [Photo of Laboratory interior]

Our Hometowns





Within the SCIENCE lies the MEDICINE that will CHANGE a life





                     [Photo of aaiPharma Headquarters sign]